EXHIBIT 99.1

                       [UNOCAL CORPORATION LETTERHEAD]



                                                                 August 20, 2002


The Board of Directors
Pure Resources, Inc.
500 West Illinois
Midland, Texas 79701

Gentlemen:

It has become clear to us that the best interests of our respective stockholders will be served by Unocal's acquisition of the shares of Pure Resources that we do not already own. We believe that a full combination of our businesses will yield significant efficiencies and, by fully integrating Pure into the Union Oil family of operations, will provide Pure stockholders with the ability to share in a greater scope of opportunities than are available to them as Pure stockholders. In addition, the transaction will provide Pure stockholders with a currency that has substantially greater liquidity than Pure has been able to provide.

Unocal recognizes that a strong and stable on-shore, North America production base will facilitate the execution of its North American gas strategy. The skills and technology required to maximize the benefits to be realized from that strategy are now divided between Union Oil and Pure. Sound business strategy calls for bringing those assets together, under one management, so that they may be deployed to their highest and best use. For those reasons, we are not interested in selling our shares in Pure. Moreover, if the two companies are combined, important cost savings should be realized and potential conflicts of interest will be avoided.

Consequently, our Board of Directors has authorized us to make an exchange offer pursuant to which the stockholders of Pure (other than Union Oil) will be offered 0.6527 shares of common stock of Unocal for each outstanding share of Pure common stock they own in a transaction designed to be tax-free. Based on the $34.09 closing price of Unocal's shares on August 20, 2002, our offer provides a value of approximately $22.25 per share of Pure common stock and a 27% premium to the closing price of Pure common stock on that date.

Unocal's offer is being made directly to Pure's stockholders. We believe that it will be favorably received by them due to the substantial premium to Pure's market price, the attractiveness of Unocal stock and the opportunity for greater liquidity. Pure stockholders, through their ownership of Unocal common stock, will continue to participate in Pure's business and will also participate in the other attractive opportunities that Unocal has in its inventory.


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Our offer will be conditioned on the tender of a sufficient number of shares of
Pure common stock such that, after the offer is completed, we will own at least 90% of the outstanding shares of Pure common stock and other customary conditions. Another of our conditions will be that Pure will not enter into any transactions which are outside the ordinary course of business. Assuming that the conditions to the offer are satisfied and that the offer is completed, we will then effect a "short form" merger of Pure with a subsidiary of Unocal as soon as practicable thereafter. In this merger, the remaining Pure public stockholders will receive the same consideration as in the exchange offer, except for those stockholders who choose to exercise their appraisal rights.

We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about September 5, 2002. Unocal is not seeking, and as the offer is being made directly to Pure's stockholders, Delaware law does not require approval of the offer from Pure's Board of Directors. We, however, encourage you to consult with your outside counsel as to the obligations of Pure's Board of Directors under the U.S. tender offer rules to advise the stockholders of your recommendation with respect to our offer. Also, enclosed is a copy of the press release that we are issuing in connection with the offer.

                        Sincerely,

                        /s/ Terry G. Dallas
                        -------------------

                        Terry G. Dallas
                        Executive Vice President and Chief Financial Officer